FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a‑16 or 15d‑16

under the Securities Exchange Act of 1934

For the month of May 2003

Commission File Number            0-16174

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          Teva Pharmaceutical Industries Limited

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190

          Petach Tikva 49131  Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-

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Teva Pharmaceutical Industries Ltd.	Eisai Co., Ltd.
Web Site: www.tevapharm.com	Web Site: www.eisai.co.jp

__________________________________________________________________________________

FOR IMMEDIATE RELEASE

Contacts:
Teva:	Eisai:
Dan Suesskind	Public Relations Department
Chief Financial Officer	Eisai Co., Ltd.
Teva Pharmaceutical Industries Ltd.	(011) 81-3-3817-5120
(011) 972-2-589-2840

Bill Fletcher	Cathy Pollini
President and CEO	Eisai Inc.
Teva North America	(201) 287-2052
(215) 591-8800

Dorit Meltzer	Marian Cutler
Director, Investor Relations	Hill and Knowlton
Teva Pharmaceutical Industries Ltd.	(212) 885-0467
(011) 972-3-926-7554

TEVA AND EISAI SIGN AGREEMENT FOR CO-DEVELOPMENT

OF RASAGILINE FOR ALZHEIMER'S DISEASE, AND

CO-PROMOTION FOR PARKINSON'S DISEASE, IN THE U.S.

Jerusalem, Israel, and Tokyo, Japan, May 15, 2003 - Teva Pharmaceutical Industries Ltd. (NASDAQ:TEVA) and Eisai Co., Ltd. (Tokyo Stock Exchange/Osaka Securities Exchange:  4523) are pleased to announce that they have entered into a long-term strategic alliance for the global co-development of rasagiline for several indications and its co-promotion in the U.S. market. The parties will initially develop rasagiline for Alzheimer's disease and will also co-promote rasagiline, once approved by the Food and Drug Administration, in the U.S. for Parkinson's disease. This co-promotion will be carried out by Eisai Inc. and Teva Neuroscience Inc.  Financial terms were not disclosed.

Israel Makov, President and CEO of Teva stated:   "We are very pleased to partner with Eisai, a world leader in the field of Alzheimer's. Building on the proven marketing strength of Teva Neuroscience and together with our successful partnership with Lundbeck in Europe, this new collaboration will enable us to realize the full potential of rasagiline in the field of neurology starting with Parkinson's disease and Alzheimer's disease. This agreement is consistent with our strategy to align ourselves with partners, sharing with them the challenges and the opportunities of our innovative pipeline."

"We are excited about our strategic alliance with Teva, which further demonstrates our global commitment to the therapeutic area of neurology.  Our proven experience in the Alzheimer's disease arena, and Teva's R&D expertise in diseases of the central nervous system, will be of great benefit to patients as we move forward with rasagiline in the United States," said Mr. Haruo Naito, President and Chief Executive Officer of Eisai Co., Ltd.

Rasagiline, developed in cooperation between Teva and the Technion Research and Development Foundation is a novel, selective and potent irreversible monoamine oxidase type B (MAO-B) inhibitor agent.  As Teva recently announced, rasagiline`s Phase III clinical trials in Parkinson`s disease, a central nervous system disorder that affects approximately one million Americans, have been successfully completed.  Rasagiline has shown statistically significant results in these trials, which included over 1,500 patients in both early and advanced stages of the disease.  Rasagiline is expected to be submitted for regulatory approval for Parkinson`s disease in North America and Europe during the second half of 2003.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 35 pharmaceutical companies and among the largest generic pharmaceutical companies in the world.  Close to 90% of Teva`s sales are in North America and Europe.  The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients.  Teva`s innovative R&D focuses on developing novel drugs for diseases of the central nervous system.

Eisai Co., Ltd. is a research-based human health care company that discovers, develops and markets products in more than 30 countries.  Through a global network of research facilities, manufacturing sites and marketing subsidiaries, Eisai actively participates in all aspects of the worldwide health care system.  The Company reported sales of nearly $3.9 billion in fiscal year 2002, with approximately 13 percent of sales spent for research and development.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995: This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on current expectations and involve a number of known and unknown risks and uncertainties that could cause Teva`s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include Teva`s ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competitive generic products, the impact of competition from brand-name companies that sell their own generic products or successfully extend the exclusivity period of their branded products, Teva`s ability to rapidly integrate the operations of acquired businesses, the availability of product liability coverage in the current insurance market, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration ("FDA") and other regulatory authority approvals, the regulatory environment and changes in the health policies and structure of various countries, acceptance and demand for new pharmaceutical products and new therapies, uncertainties regarding market acceptance of innovative products newly launched, currently being sold or in development, the impact of restructuring of clients, reliance on strategic alliances, exposure to product liability claims, dependence on patent and other protections for innovative products, fluctuations in currency, exchange and interest rates, operating results and other factors that are discussed in Teva's Annual Report on Form 20-F and its other filings with the U.S. Securities and Exchange Commission ("SEC"). Forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Registrant)

By: /s/  Dan Suesskind

Name: Dan Suesskind
Title: Chief Financial Officer

Date: May 15, 2003

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